BEYOND MEAT, INC.
119 Standard Street
El Segundo, CA 90245
July 29, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Timothy S. Levenberg, Special Counsel
Irene Barberena-Meissner, Staff Attorney
Wei Lu, Staff Accountant
Jennifer O’Brien, Staff Accountant

Re:	Beyond Meat, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
Beyond Meat, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 effective on Wednesday, July 31, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.
The Company hereby authorizes each of Christopher Austin and Harold Yu of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Christopher Austin at (212) 506-5234, or in his absence, Harold Yu at (650) 614-7696.
[Signature Page Follows]

Very truly yours,

BEYOND MEAT, INC.

By:	/s/ Mark J. Nelson
Name:	Mark J. Nelson
Title:	Chief Financial Officer and Treasurer

cc:	Ethan Brown Beyond Meat, Inc.
Christopher Austin, Orrick, Herrington & Sutcliffe LLP
Harold Yu, Orrick, Herrington & Sutcliffe LLP
Cathy Birkeland, Latham & Watkins LLP

[Signature Page to Acceleration Request]